SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

For the Fiscal Year Ended December 31, 2002

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the Transition Period from to

Commission File Number: 1-7959

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN
(Full title of the plan)

Starwood Hotels & Resorts Worldwide, Inc.

1111 Westchester Avenue
White Plains, NY 10604

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive offices)

SIGNATURE
INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
EXHIBIT INDEX
EX-23.1
EX-99.1
EX-99.2

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN

By:	/s/ RONALD C. BROWN

Ronald C. Brown
Starwood Hotels & Resorts Worldwide, Inc.
Savings and Retirement Plan Committee Member

Date: June 27, 2003

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

REPORT OF INDEPENDENT AUDITORS

To the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan:

      We have audited the accompanying statements of net assets available for benefits of the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

      Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and nonexempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

New York, New York

June 25, 2003

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2002 and 2001

	2002	2001

Assets:

Investments	$287,892,829	$301,765,158

Receivables:

Participant contributions	716,408	754,534

Employer contributions	1,301,950	1,857,981

Total receivables	2,018,358	2,612,515

Accrued investment income	1,051,062	287,928

Total assets	290,962,249	304,665,601

Liabilities:

Excess contributions payable	1,971,867	—

Net assets available for benefits	$288,990,382	$304,665,601

The accompanying notes to financial statements are an integral part of the above statements.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2002

Additions to net assets attributed to:

Investment income (loss):

Net depreciation in the fair value of investments	$(34,085,626)

Dividends and interest	6,425,456

Total investment loss	(27,660,170)

Contributions:

Participants	39,803,205

Participant rollovers	3,640,597

Employer	15,394,335

Other	1,544,316

Total contributions	60,382,453

Total additions	32,722,283

Deductions to net assets attributed to:

Benefits paid to participants	43,264,559

Corrective distribution of excess contributions	1,971,867

Investment and administrative expense	3,741,587

Total deductions	48,978,013

Net decrease in net assets prior to asset transfers	(16,255,730)

Assets transferred from other plans, net	580,511

Net decrease in net assets	(15,675,219)

Net assets available for benefits, beginning of year	304,665,601

Net assets available for benefits, end of year	$288,990,382

The accompanying notes to financial statements are an integral part of the above statement.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1. Plan Description

      Starwood Hotels & Resorts Worldwide, Inc. (“Starwood” or the “Company”) sponsors the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan (the “Plan”) administered by the Starwood Benefits Committee (the “Plan Administrator”). The Plan was originally established effective April 1, 1997.

General

      The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides for employee pretax and matching employer contributions in accordance with Section 401(k) of the Internal Revenue Code (“IRC”). The Plan’s assets are held in trust pursuant to a trust agreement with the Company and State Street Bank and Trust Company (“State Street”).

Eligibility

      Company employees become eligible to participate in the Plan if they are at least 21 years of age and have completed 90 days of employment. The Company does not begin to match contributions until the participant has completed one year of service as defined by the Plan.

Contributions

      Plan participants may elect to make pretax contributions as a percentage of compensation up to 18% of compensation, subject to Internal Revenue Service (“IRS”) limitations. The Company makes a matching contribution in an amount equal to 100% of the initial pretax contribution up to 2% of eligible compensation and 50% of the pretax contributions, between 2% and 4% of the participant’s eligible compensation. Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan.

      On January 1, 2002, the Plan was amended to allow catch-up contributions effective August 1, 2002. Participants who are age 50 or older by the end of the applicable plan year and have contributed the maximum pretax contributions allowable by the Plan during the plan year may make an additional pretax catch-up contribution. The catch-up contribution was limited to $1,000 for 2002.

      In July 2000, the ITT Corporation Salaried Retirement Plan (“Salaried Plan”) was terminated. In June 2002, the trust for the Salaried Plan was closed, and $1,544,316 of residual funds was transferred directly to the Plan for the benefit of future Company matching contributions. During 2002, Company matching contributions were reduced by $1,416,702, as a result of this transfer. At December 31, 2002, $127,614 was available to reduce future Company matching contributions.

Vesting

      Participants are immediately vested in their voluntary contributions and earnings thereon. Participants become vested in the Company’s contributions and earnings thereon after three years of service.

Rollover Contributions and Distributions

      Participants entering the Plan may roll over contributions from a trust, individual retirement account (“IRA”) or individual retirement annuity qualified under the IRC no later than the sixtieth day following the day on which the individual receives the distribution. Participants leaving the Plan may request rollover distributions to the qualified plan of another employer, an IRA account or to an insurance company IRA annuity.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Participants’ Accounts

      Separate accounts are maintained with respect to Plan participants’ pretax contributions, employer matching contributions and rollover contributions. Each participant’s account is credited with the appropriate contributions and allocation of investment earnings and losses and charged with Plan investment expenses. Allocations of Plan earnings/losses and expenses are based on the proportion of each participant’s account balance to the total of all account balances for each investment type.

Participant Loans

      Participants may borrow from the vested portion of their accounts. The minimum loan amount is $1,000, restricted to 50% of the participant’s vested account balance. The maximum amount a participant may borrow is equal to the lesser of $50,000 or 50% of their vested account balance, reduced by any outstanding loan balance. A participant may have no more than two loans outstanding at one time. The repayment period may not exceed five years from the date of the loan, unless the loan proceeds are used to acquire the participant’s principal residence. The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate equal to the prime interest rate plus 1% as of the date of the loan (5.25% at December 31, 2002). Loans outstanding at December 31, 2002 and 2001 totaled $11,637,563 and $8,970,416, respectively.

Payment of Benefits

      Participants are eligible for distribution of vested benefits upon retirement, death, disability or termination of employment. Participants may elect to receive a lump sum amount or, subject to certain conditions, equal monthly or annual installments over a period not greater than twenty years. Participants may also elect to defer distributions subject to certain conditions.

      Withdrawals of a participant’s vested benefits are also permitted upon attainment of age 59-1/2 or, subject to plan provisions, as a hardship distribution.

Forfeitures

      Forfeitures of the nonvested Company contributions are applied to reduce future Company contributions. During 2002, forfeited nonvested accounts reduced Company contributions by $1,415,882. Unallocated forfeited nonvested accounts totaled $257,217 and $255,725 at December 31, 2002 and 2001, respectively.

Administrative Expenses

      Administrative expenses, including investment management and recordkeeping fees, are paid from Plan assets, except to the extent the Company pays such expenses. For the year ended December 31, 2002, substantially all administrative expenses were paid by the Plan. Loan processing fees are deducted from the accounts of participants who have requested loans.

Termination of the Plan

      Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the trust agreement and the trust thereunder subject to the provisions of ERISA. In the event of Plan termination, partial termination or complete discontinuance of contributions, participants become fully vested in the Company contributions. Additionally, any forfeitures that have not been used to reduce Company contributions to the Plan as of the termination will be credited pro rata to the accounts of all participants in accordance with Plan provisions.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

      The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, income is recognized when earned and expenses are recorded when incurred.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator to make estimates and assumptions that affect the reported amount of assets and net assets and the reported amounts of additions to and deductions from net assets. Actual results may differ from those estimates.

Concentration of Credit Risk and Market Risk

      The Plan provides for various investment fund options which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. The Plan’s risk of credit loss is limited to the carrying value of the investments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investments

      Plan investments are presented at fair value. The fair value of the Plan’s investments in mutual funds and Starwood common stock is determined by using quoted market prices from commercial quotation services as of the Plan year end. Fair value of common/ collective trusts is determined by State Street based on the quoted market values of the underlying securities. Participant loans are valued at cost which approximate fair value.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefits Paid to Participants

      Benefits paid to participants are recorded in the period in which they are paid.

Assets Transferred from Other Plans, Net

      Asset transfers from or to other plans represent transfers of participant account balances whenever a participant changes employment between the Company and a non-affiliate of the Company who has elected to participate in the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan as a mirror plan.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 3. Investments

      The following investments, along with their respective percentage of net assets available for benefits, represent five percent or more of the Plan’s net assets available for benefits:

	December 31, 2002

SSgA Principal Accumulated Return Fund	$94,838,984	32.8%

Starwood Hotels & Resorts Worldwide, Inc. Common Stock	29,315,102	10.1

SSgA S&P 500 Index Fund	28,397,675	9.8

Smith Barney Large Cap Growth Fund Class A	25,042,823	8.7

SSgA Strategic Balanced Moderate Fund	22,773,087	7.9

PIMCO Total Return Admin. Fund	21,271,048	7.4

Fidelity Diversified International Fund	18,268,686	6.3

	December 31, 2001

SSgA Principal Accumulated Return Fund	$80,162,864	26.3%

Starwood Hotels & Resorts Worldwide, Inc. Common Stock	40,769,578	13.4

SSgA S&P 500 Index Fund	37,989,251	12.5

Smith Barney Large Cap Growth Fund Class A	37,512,088	12.3

SSgA Strategic Balanced Moderate Fund	27,188,508	8.9

Fidelity Diversified International Fund	20,765,685	6.8

      The Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) depreciated in value as follows:

Year Ended
December 31,
2002

Common/ Collective trust funds	$(11,966,269)

Mutual funds	(15,034,229)

Starwood Hotels & Resorts Worldwide, Inc. Common Stock	(7,085,128)

Net depreciation in fair value of investments	$(34,085,626)

Note 4. Tax Status

      The IRS issued a determination letter dated September 24, 1998, stating that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. In June 2002, the Plan applied for, but has not yet received, a new determination letter from the Internal Revenue Service stating that the amended Plan is qualified under Section 401(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan was qualified and the related trust was tax-exempt as of December 31, 2002.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 5. Party-in-Interest Transactions

      Certain Plan investments are held in funds managed by State Street and Smith Barney Fund Management LLC, an affiliate of State Street; therefore these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are in Starwood common stock, qualifying these transactions as party-in-interest transactions.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

EIN #52-1193298

PLAN #001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2002

(a)	(b)	(c)		(e)

		Description of Investment
		(including maturity, rate of
	Identity of Issue, Borrower,	interest, collateral, par or
	Lessor or Similar Party	maturity value)		Cost	Current Value

*	State Street Short Term Investment Fund	1,307,360	units	**	$1,307,360
*	SSgA Principal Accumulation Return Fund	8,885,868	units	**	94,838,984
*	SSgA Strategic Balanced Conservative Fund	163,195	units	**	3,342,777
*	SSgA Strategic Balanced Moderate Fund	1,013,273	units	**	22,773,087
*	SSgA Strategic Balanced Aggressive Fund	388,805	units	**	9,126,405
*	SSgA S&P 500 Index Fund	975,397	units	**	28,397,675
*	Smith Barney Fundamental Value A Fund	120,885	units	**	2,990,764
*	Smith Barney Large Cap Growth Fund Class A	783,076	units	**	25,042,823
*	Smith Barney Aggressive Growth Fund Class A	339,991	units	**	10,376,112
	PIMCO Total Return Admin. Fund	1,221,066	units	**	21,271,048
	Ariel Appreciation Fund	237,390	units	**	9,204,443
	Fidelity Diversified International Fund	382,723	units	**	18,268,686
*	Starwood Hotels & Resorts Worldwide, Inc. Common Stock	1,234,840	shares	**	29,315,102
*	Participant loans	Secured by vested benefits; maturity dates through September 2023; interest rates 5.25% — 11.5%		$—	11,637,563

					$287,892,829

*	Represents party-in-interest to the Plan.

**	Cost information omitted as participant-directed investment.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

EIN# 52-1193298

Plan # 001

SCHEDULE G, Part III — SCHEDULE OF NONEXEMPT TRANSACTIONS

For the Year Ended December 31, 2002

(a)	(b)	(c)	(h)		(j)
	Relationship to			(i)
	Plan, Employer, or			Current	Net Gain
	Other Party-In-		Cost of	Value of	(repaid
Identity of Party Involved	Interest	Description of Transactions	Asset	Asset	interest)

Starwood Hotels & Resorts Worldwide, Inc.	Employer/ Plan Sponsor	Loan to the employer in the form of late remittance of participant deferrals and/or loan repayments for various pay periods during 2001. Contributions and earnings deposited in 2002.	$30,321	$—	$8,874

Starwood Hotels & Resorts Worldwide, Inc.	Employer/ Plan Sponsor	Loan to the employer in the form of late remittance of participant deferrals and/or loan repayments for various pay periods during 2002. Contributions and earnings were deposited in 2002.	$55,735	$—	$757

Starwood Hotels & Resorts Worldwide, Inc.	Employer/ Plan Sponsor	Loan to the employer in the form of late remittance of participant deferrals and/or loan repayments for various pay periods during 2002. Contributions were deposited in 2002 and earnings were deposited in 2003.	$1,137	$34	$34

Starwood Hotels & Resorts Worldwide, Inc.	Employer/ Plan Sponsor	Loan to the employer in the form of late remittance of participant deferrals and/or loan repayments for various pay periods during 2002. Contributions and earnings were deposited in 2003.	$9,834	$10,353	$519

Columns of this schedule that are not present do not apply.

EXHIBIT INDEX

      The following exhibits are filed as part of this Annual Report on Form 11-K:

Exhibit
Number	Description of Exhibit

23.1	Consent of Ernst & Young LLP, Independent Auditors
99.1	Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code — Chief Executive Officer of Starwood Hotels & Resorts Worldwide, Inc.
99.2	Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code — Chief Financial Officer of Starwood Hotels & Resorts Worldwide, Inc.